[Letterhead of Sutherland Asbill & Brennan LLP]

June 11, 2014

VIA EDGAR

Edward P. Bartz, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Capitala Finance Corp.

Amendment No. 2 to Registration Statement on Form N-2 (File No. 333-193374)

Filed on May 21, 2014

Dear Mr. Bartz:

On behalf of Capitala Finance Corp. (the “Company”), set forth below is the Company’s response to the oral comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 23, 2014, with respect to Amendment No. 2 of the Company’s registration statement on Form N-2, filed with the Commission on May 21, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comment is set forth below and is followed by the Company’s response. Defined terms used but not otherwise defined herein are intended to have the meaning ascribed to them in the Prospectus.

1.	Please revise the validity opinion of the Company’s counsel to be filed as Exhibit l to the Registration Statement (the “Opinion”) to (i) remove the reference to securities issued by the Company pursuant to Rule 462(b) under the Securities Act of 1933, as amended, because such a reference is inconsistent with the language in the second to last paragraph of the Opinion; and (ii) add a reference that when issuing the Opinion the Company’s counsel considered the law of the jurisdiction where the Company is incorporated in accordance with Section II(b)(1)(e) of Staff Legal Bulleting No. 19.

The Company’s counsel has revised the Opinion in accordance with the Staff’s comment. The revised Opinion is attached as Exhibit l to the Registration Statement, which has been filed with the Commission concurrently herewith.

* * *

Edward P. Bartz, Esq.

June 11, 2014

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:	Joseph B. Alala, III / Capitala Finance Corp.

John Mahon / Sutherland Asbill & Brennan LLP